Appendix A

Fund	Operating Expense Limit	Termination Date

Balter L/S Small Cap Equity Fund Institutional Class Shares Investor Class Shares	2.19% 2.54%	February 28, 2021 February 28, 2021

Balter European L/S Small Cap Fund Institutional Class Shares Investor Class Shares	2.24% 2.54%	February 28, 2021 February 28, 2021

Balter Invenomic Fund Institutional Class Shares Investor Class Shares Super Institutional Shares	2.23% 2.48% 1.98%	February 28, 2021 February 28, 2021 February 28, 2021

The parties hereto agree to the terms of this Appendix A effective as of the 5th day of April 2019.

NORTHERN LIGHTS FUND TRUST II	BALTER LIQUID ALTERNATIVES, LLC

By: /s/ Kevin Wolf	By: /s/ Jay Warner
Kevin Wolf, President	Jay Warner, COO